Room 4561

December 21, 2006

Mr. Terrence DeFranco
Chief Executive Officer
Edentify, Inc.
74 West Broad Street
Suite 350
Bethlehem, Pennsylvania 18018

Re: Edentify, Inc.
         Registration Statement on Form SB-2 filed December 4, 2006
         File No. 333-139110

Dear Mr. DeFranco:

       This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1.   We note that you have an outstanding registration statement. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offering. Absent the use of Rule 429, please revise your prospectus cover page to reference your concurrent offering.

Forward-looking Statements, page 8

2.   We note that you may be characterized as a penny stock issuer. As such, it is not appropriate for you to rely on the safe harbor afforded by the Private Securities Litigation Reform Act. Please see Section 27A(b)(1)(C) of the Securities Act. Please either eliminate the references to the legislation or expressly indicate that the safe harbor is not available to you.

Selling Security Holders, page 10

3.   We note your disclosure in the third paragraph of this section. Upon our review of the transaction documents for your 2006 private placements, it does not appear to be the case that all the selling security holders identified in the table purchased securities in your 2006 private placements. We do note, however, your reference to shares being registered on account of payment for interest due through March 31, 2007. It appears that such interest payments are with respect to securities purchased in other private placements. Please revise your disclosure to clearly indicate the source of the shares being offered for resale by the selling security holders.

4.   Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

5.   Please clarify your disclosure set forth in footnote (2) to your selling security holders table. Your disclosure suggests that no other shares have been issued other than that described in the footnote, but your table indicates a number of share holdings prior to the offering. We further note your disclosure on your cover page noting that 5,427,498 shares of the 5,791,133 shares being offered have yet to be issued. This disclosure does not appear to reconcile with your disclosure that 2,000,000 shares have been issued to Bushido Capital.

Item 28. Undertakings

6.   Please note that Item 512 of Regulation S-B has recently been amended. Please review and include all necessary undertakings pursuant to Item 512.

Signatures

7.   Please note that your registration statement is required to be executed by (1) your principal executive officer or officers, (2) your principal financial officer, (3) your controller or principal accounting officer, and (4) a majority of your board of directors. Please see Instructions for Signatures on Form SB-2. Please identify the officers executing in such capacity or have the necessary officers execute your registration statement.

Exhibit 5.1

8.   We note counsel's opinion with respect to the validity of shares to be issued on the conversion or exercise of the debentures and warrants, as applicable. Your registration statement, however, also registers shares that have been issued. Accordingly, please revise counsel's opinion to address the validity of all shares being registered.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

▪   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        Kenneth R. Vennera, Esq.
        Facsimile: (610) 814-6836